UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 2 )

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)

TONGJITANG CHINESE MEDICINES COMPANY
HANMAX INVESTMENT LIMITED
FOSUN INDUSTRIAL CO., LIMITED
TONSUN INTERNATIONAL COMPANY LIMITED
MR. XIAOCHUN WANG
SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO. LTD.
FOSUN HIGH TECHNOLOGY (GROUP) CO. LTD.
FOSUN INTERNATIONAL LIMITED
FOSUN HOLDINGS LIMITED
FOSUN INTERNATIONAL HOLDINGS LTD.
MR. GUANGCHANG GUO
(Names of Persons Filing Statement)

ORDINARY SHARES
(Title of Class of Securities)

G8918E106
(CUSIP Number)

Mr. Justin Chen	Mr. Xiaochun Wang	Mr. Jianguo Yang
Tongjitang Chinese Medicines Company	Room 3030, Four Seasons Place 8 Finance Street, Central	Fosun Industrial Co., Limited
5th Floor, Block B, Nanshan Medical Device Park	Hong Kong (86) 139 1818 3126	Level 28, Three Pacific Place
1019 Nanhai Avenue, Shekou, Nanshan District		1 Queen’s Road East Hong Kong
Shenzhen, 518067 Guangdong Province		(8621) 6332 5563
People’s Republic of China
(86755) 2667 0969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Louis Lehot, Esq.	Scott Clemens, Esq.
Jason Schendel, Esq.	Baker & McKenzie
Yi Zhu, Esq.	Suite 3401, China World Tower 2
Sheppard Mullin Richter & Hampton LLP	China World Trade Center
26/F Wheelock Square	1 Jianguomenwai Dajie, Beijing 100004
1717 Nanjing Road West, Shanghai 200040	China
China	telephone: (8610) 6535 3971
telephone: (8621) 2321 6000	email: scott.clemens@bakermckenzie.com

390 Lytton Avenue,
Palo Alto, California 94301
U.S.A
telephone: (650) 815 2640
fax: (650) 815-4653
email: llehot@sheppardmullin.com

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$20,235,993.75	$1,442.83

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $1.125 for 17,987,550 outstanding ordinary shares of the issuer subject to the transaction.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) was calculated by multiplying the transaction value by 0.0000713.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,442.83
Form or Registration No.: Schedule 13e-3
Filing Party: Tongjitang Chinese Medicines Company
Date Filed: November 26, 2010

INTRODUCTION

This Amendment No. 2 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (“SEC”) by (a) Tongjitang Chinese Medicines Company, a Cayman Islands company (“Tongjitang”), the issuer of the ordinary shares, par value $0.001 per share (individually a “Share” and collectively the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) Hanmax Investment Limited, a British Virgin Islands company (“Hanmax”) (c), Fosun Industrial Co., Limited, (“Fosun”), a wholly owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co. Ltd. (“Fosun Pharma”), (d) Tonsun International Company Limited, a Cayman Islands company (“Merger Sub”), (e) Mr. Xiaochun Wang, chairman of the board and chief executive officer of Tongjitang and the sole shareholder, officer and director of Hanmax, (f) Fosun Pharma, a subsidiary of Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”), (g) Fosun High Technology, a wholly owned subsidiary of Fosun International Limited (“Fosun International”), (h) Fosun International, a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), (i) Fosun Holdings, a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”) and (j) Mr. Guangchang Guo, who controls Fosun International Holdings and could therefore be deemed the beneficial owner of the Shares held by Fosun Industrial. The above filing persons, collectively, are referred to herein as the “Filing Persons”, and the Filing Persons other than Tongjitang are sometimes referred to herein as the “Buyer Filing Persons .” T he term “Buyer Parties” refers to Hanmax, Fosun and Merger Sub only.

This Transaction Statement relates to the agreement and plan of merger dated as of October 29, 2010 (the “Merger Agreement”), among Tongjitang, Hanmax, Fosun and Merger Sub. If the Merger Agreement is adopted by Tongjitang’s shareholders and the other conditions to the closing of the Merger (as such term is defined below) are satisfied or waived, Merger Sub will merge with and into Tongjitang with Tongjitang continuing as the surviving corporation (the “Merger”).

If the Merger is completed, each Share and American Depositary Share, each of which represents four Shares (“ADSs”), issued and outstanding immediately prior to the effectiveness of the Merger (other than the Shares and ADSs owned by Hanmax and Fosun and their subsidiaries and Shares held by holders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Cayman Islands law, which are referred to herein as company dissenting shares) will be cancelled in exchange for the right to receive $1.125 in cash per Share ($4.50 per ADS), in each case without interest and less any applicable taxes.  In addition, each outstanding option to purchase the Shares under Tongjitang’s share incentive plan, vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash payment equal to the number of Shares underlying such option multiplied by the amount by which $1.125 exceeds the exercise price per share of such option. Because none of the outstanding options have an exercise price greater than $1.125 per share, option holders will not be eligible to receive any consideration in the Merger.  The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of Tongjitang.

Tongjitang will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of Tongjitang, at which the shareholders will consider and vote upon, among other proposals, a proposal to approve the Merger and approve and adopt the Merger Agreement and the other transactions contemplated thereby.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. The adoption of the Merger Agreement requires the affirmative vote of a majority in number of shareholders representing at least 75% in value of the Shares present and voting together as one class in person or by proxy at the extraordinary general meeting of shareholders of Tongjitang and entitled to vote thereon.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3.  Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1.  Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2.  Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Identity and Background of Filing Persons”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"The Extraordinary General Meeting—Record Date; Shares Entitled to Vote"
“Security Ownership of Certain Beneficial Owners and Management of Tongjitang”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Tongjitang ADSs, Dividends and other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Tongjitang ADSs, Dividends and Other Matters”

(e)	Prior Public Offering. Not applicable

(f)	Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 3. Identity and Background of Filing Person

(a)-(c)	Tongjitang is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Identity and Background of Filing Persons” “Annex D: Directors and Executive Officers of Fosun, Persons Controlling Fosun and Executive Officers and Directors of Other Persons in Control of Fosun”

Item 4. Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors”
“The Extraordinary General Meeting”
“The Merger Agreement”
“Material U.S. Federal Income Tax Consequences”
“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting”
“The Merger Agreement”
“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Dissenters’ Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interest of Certain Persons in the Merger”
“Special Factors—Related Party Transactions”
“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Interest of Certain Persons in the Merger”
“The Merger Agreement”
“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“The Merger Agreement”
“Annex A—Agreement and Plan of Merger

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Plans for Tongjitang after the Proposed Merger”
“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”
“The Merger Agreement”
“Transactions in the Shares and ADSs”
“Annex A—Agreement and Plan of Merger”

Item 6.  Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effect of the Proposed Merger on Tongjitang”
“Special Factors—Purpose of and Reasons for the Proposed Merger”
“The Merger Agreement”
“Annex A—Agreement and Plan of Merger”

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Purpose of and Reasons for the Proposed Merger”
“Special Factors—Effect of the Proposed Merger on Tongjitang”
“Special Factors—Plans for Tongjitang After the Proposed Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“The Merger Agreement”
“Annex A—Agreement and Plan of Merger”

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Purpose of and Reasons for the Proposed Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”
“Special Factors—Purpose of and Reasons for the Proposed Merger”
“Special Factors—Effects on Tongjitang if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Purpose of and Reasons for the Proposed Merger”
“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”
“Special Factors—Effect of the Proposed Merger on Tongjitang”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Plans for Tongjitang after the Proposed Merger”
“Special Factors—Effect of the Proposed Merger on Tongjitang”
“Special Factors—Effect on Tongjitang if the Merger is not Completed”
“Special Factors—Interests of Certain Persons in the Merger”
“Material U.S. Federal Income Tax Consequences”
“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”
“Special Factors—Opinion of the Independent Committee’s Financial Advisor”
“Special Factors—Interests of Certain Persons in the Merger”
“Annex B—Opinion of Morgan Stanley as Financial Advisor”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”
“Special Factors—Opinion of the Independent Committee’s Financial Advisor”
“Special Factors—Interests of Certain Persons in the Merger”
“Annex B—Opinion of Morgan Stanley as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Opinion of the Independent Committee’s Financial Advisor”.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”
“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”
“Annex B—Opinion of Morgan Stanley as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”
“Annex B—Opinion of Morgan Stanley as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”
“Annex B—Opinion of Morgan Stanley as Financial Advisor”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal offices of Tongjitang during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

”Special Factors—Financing”
“The Merger Agreement”
“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management of Tongjitang”
“Special Factors—Interests of Certain Persons in the Merger”

(b)	Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Extraordinary General Meeting—Vote Required”
“Security Ownership of Certain Beneficial Owners and Management of Tonjitang”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”
“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”
“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13. Financial Statements

(a)
Financial Information.  The audited financial statements of Tongjitang for the years ended December 31, 2008 and 2009 are incorporated herein by reference to Tongjitang’s Form 20-F for the year ended December 31, 2009 filed on June 30, 2010 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Financial Information”
“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Directors and Executive Officers of Tongjitang”
“Identity and Background of Filing Persons”

Item 15. Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Proxy Statement of Tongjitang Chinese Medicines Company dated _____________, 2011 (the "Proxy Statement").

(a)(2) Notice of Extraordinary General Meeting of Shareholders of Tongjitang Chinese Medicines Company, incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated November 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 1, 2010).

(a)(5) Press Release dated November 29, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 29, 2010).

 (b)(1) Facility Agreement dated September 24, 2010, by and between Hanmax Investment Limited and CITIC Bank International Limited (incorporated by reference to Exhibit 99.10 to Schedule 13D/A of Xiaochun Wang, Hanmax Investment Limited and Fosun Industrial Co., Limited with respect to Tongjitang Chinese Medicines Company, filed on October 12, 2010).

(c)(1) Opinion of Morgan Stanley, dated October 29, 2010, incorporated herein by reference to Annex B of the Proxy Statement, which Morgan Stanley has consented to be filed herewith.

(c)(2) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 12, 2010, which Morgan Stanley has consented to be filed herewith.*

(c)(3) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 29, 2010, which Morgan Stanley has consented to be filed herewith.*

 (d)(1) Agreement and Plan of Merger dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled "Dissenters’ Rights" in the Proxy Statement.

(f)(2) Section 238 of the Cayman Islands Companies Law (2010 Revision), incorporated herein by reference to Annex C of the Proxy Statement.

(g)     Not applicable.

*	Previously filed with the Securities and Exchange Commission as an exhibit to the Transaction Statement on November 26, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February  14, 2011

TONGJITANG CHINESE MEDICINES COMPANY

By:	/s/ Justin Yan Chen
Name: Justin Yan Chen
Title: Chief Operating Officer and Director

HANMAX INVESTMENT LIMITED

By:	/s/ Xiaochun Wang
Name: Xiaochun Wang
Title: Director

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

TONSUN INTERNATIONAL COMPANY LIMITED

By:	/s/ Xiaochun Wang
Name: Xiaochun Wang
Title: Director

MR. XIAOCHUN WANG

By:	/s/ Xiaochun Wang

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO. LTD.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of the Board of Directors

FOSUN HIGH TECHNOLOGY (GROUP) CO. LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of the Board of Directors

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of the Board of Directors

FOSUN HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

MR. GUANGCHANG GUO

By:	/s/ Guangchang Guo

Exhibit Index

(a)(1) Proxy Statement of Tongjitang Chinese Medicines Company dated _____________, 2011 (the "Proxy Statement").

(a)(2) Notice of Extraordinary General Meeting of Shareholders of Tongjitang Chinese Medicines Company, incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated November 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 1, 2010).

(a)(5) Press Release dated November 29, 2010 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Tongjitang Chinese Medicines Company with the Securities and Exchange Commission on November 29, 2010).

(b)(1) Facility Agreement dated September 24, 2010, by and between Hanmax Investment Limited and CITIC Bank International Limited (incorporated by reference to Exhibit 99.10 to Schedule 13D/A of Xiaochun Wang, Hanmax Investment Limited and Fosun Industrial Co., Limited with respect to Tongjitang Chinese Medicines Company, filed on October 12, 2010).

(c)(1) Opinion of Morgan Stanley, dated October 29, 2010, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 12, 2010, which Morgan Stanley has consented to be filed herewith.*

(c)(3) Discussion Materials prepared by Morgan Stanley for discussion with the independent committee of the board of directors of the Company, dated October 29, 2010, which Morgan Stanley has consented to be filed herewith.*

(d)(1) Agreement and Plan of Merger dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled "Dissenters’ Rights" in the Proxy Statement.

(f)(2) Section 238 of the Cayman Islands Companies Law (2010 Revision), incorporated herein by reference to Annex C of the Proxy Statement.

(g)     Not applicable.

*	Previously filed with the Securities and Exchange Commission as an exhibit to this Transaction Statement on November 26, 2010.